FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                                                     No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                     No         X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                     No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Issuance of notes under the Global Program of Notes to a total amount of U$S 750 million –

Buenos Aires, January 11, 2018

Securities and Exchange Commission

RE: Material Event – Issuance of notes under the Global Program of Notes to a total amount of U$S 750 million –

In our consideration:

We inform you that the Board of BBVA Banco Frances S. A. in its meeting held today, approved under the global program to a total amount outstanding of U$S 750 million, the issuance of one or more series for a total amount not to exceed AR$ 3,000 million, including without limitation the possibility of issuing in UVAs (Unidad de valor adquisitivo), according to the Argentine Central Bank regulation (Communication “A” 6204), which will be determined in due course by the sub-delegation, together with the other terms of issuance.

Sincerely;

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 11, 2018	By:	/s/ Martin Zarich
		Name:	Martin Zarich
		Title:	Chief Executive Officer